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DD
2/20/13

SEC
Mail Processing
Section
FEB 19 2013
Washington DC
402

[redacted]

SECU 13011341 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PPA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 COLONIAL CENTER PKWY. SUITE 600
(No. and Street)

ROSWELL	GA	30076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL M. DUBAY (770) 998-8721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST S.E., STE #4	MARIETTA	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
2/27/13

SEC
Mail Processing
Section
FEB 19 2013
Washington DC
402

OATH OR AFFIRMATION

I, DANIEL M. DUBAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PPA INVESTMENTS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Laurie A Post

Notary Public

LAURIE A. POST
Notary Public, Georgia
Cobb County
My Commission Expires
October 19, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's report on internal accounting structure required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PPA INVESTMENTS, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
PPA Investments, Inc.
Atlanta, Georgia

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of PPA Investments, Inc. (a Georgia Corporation) as of December 31, 2012, and 2011 and the related Statements of Operations, Changes in Shareholders' Equity and Cash Flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position PPA Investments, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

goldman & COMPANY, CPAS
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 8, 2013

Exhibit A

PPA Investments, Inc.
Statement of Financial Condition
For The Years Ended

	December 31, 2012	December 31, 2011
ASSETS		
Cash and Cash Equivalents	$ 283,699	$ 292,124
Deposit with Clearing Broker Dealer	25,000	25,000
Receivable from Clearing Organization	15,256	20,508
Receivables - Other	74,039	60,436
Income Tax Refund Receivable	1,660	-
Deferred Tax Asset	2,097	-
Prepaid Expenses	7,177	7,180
Furniture and Equipment, Less Accumulated Depreciation of $57,158 and $54,104	-	-
Security Deposit	4,492	4,492
TOTAL ASSETS	$ 413,420	$ 409,740
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Commissions Payable	$ 128,281	$ 115,765
Accrued Expenses	6,360	4,730
Taxes Payable	28	2,380
TOTAL LIABILITIES	134,669	122,875

The accompanying notes are an integral part of the financial statements

PPA Investments, Inc.
Statement of Financial Condition
For The Years Ended

Continued

		December 31, 2012		December 31, 2011
SHAREHOLDERS' EQUITY (EXHIBIT C)				
Common Stock - $1 Par Value, 100,000 Shares Authorized, 500 Shares Issued and Outstanding	$	500	$	500
Additional Paid-In Capital		27,000		27,000
Retained Earnings		251,251		259,365
TOTAL SHAREHOLDERS' EQUITY		278,751		286,865
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	413,420	$	409,740

The accompanying notes are an integral part of the financial statements

PPA Investments, Inc.
Statement of Operations

Exhibit B

	Year Ended December 31, 2012	Year Ended December 31, 2011
REVENUE		
Commissions	$ 1,241,653	$ 1,788,880
Interest and Dividends	34,542	23,188
Other Income	8,050	33,711
Total Revenue	1,284,245	1,845,779
COSTS AND EXPENSES		
Employee Compensation & Benefits	1,102,556	1,626,312
Floor Brokerage, Exchange and Clearing Fees	10,784	5,732
Occupancy	137,975	159,526
Interest	452	135
Communication & Data Processing	17,409	18,297
Other Expenses	25,280	24,717
Total Costs and Expenses	1,294,456	1,834,719
Income before Income Tax Provision	(10,211)	11,060
Provision for Income Taxes (Note 3)	$ (2,097)	$ 2,377
NET INCOME	$ (8,114)	$ 8,683

The accompanying notes are an integral part of the financial statements

PPA Investments, Inc.
Statement of Changes in Shareholders' Equity
For The Years Ended December 31, 2011 and 2010

	Common Shares		Stock Amount		Paid-In Capital		Retained Earnings		Shareholders' Equity
BALANCE - December 31, 2010	500	$	500	$	27,000	$	250,682	$	278,182
2011 NET INCOME (Exhibit B)	-		-		-		8,683		8,683
BALANCE - December 31, 2011	500	$	500	$	27,000	$	259,365	$	286,865
2012 NET INCOME (Exhibit B)	-		-		-		(8,114)		(8,114)
BALANCE - December 31, 2012	500	$	500	$	27,000	$	251,251	$	278,751

Exhibit D

PPA Investments, Inc.
Statements of Cash Flow
For The Years Ended

	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (8,114)	$ 8,683
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Deferred Taxes	(2,097)	-
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Clearing	5,252	(3,502)
Income Tax Receivable	(1,660)	-
Other Receivables	(13,604)	7,781
Prepaid Expenses	4	47
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	12,516	(191,714)
Income Tax Payable	(2,352)	340
Accrued Expenses	1,630	466
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(8,425)	(177,899)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,425)	(177,899)
CASH & CASH EQUAVALENTS: BEGINNING OF YEAR	292,124	470,023
END OF YEAR	$ 283,699	$ 292,124
Supplemental Information:		
Interest Paid	452	135
Income Tax Paid	-	2,072

The accompanying notes are an integral part of the financial statements

PPA INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

1. ORGANIZATION

The Company is a Georgia corporation that provides investment brokerage to customers located primarily in the southeastern United States. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various state securities commissions. The registration with the Securities and Exchange Commission became effective in May 1985.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal jurisdiction, and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2009.

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the years ended December 31, 2012 and 2011, management believes there are no material amounts of uncertain tax positions.

Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 8, 2013, the date the financial statements were available to be issued.

Depreciation – Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

(Note 2 continued)

Recognition of commission income and expense – The Company receives commissions from sales of investment securities. Commissions, income and expense, and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business. The Company maintains its bank accounts in high quality financial institutions. Balance at times may exceed federally insured limits.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk - The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration – The Company clears all of its customers' transactions through a fully disclosed clearing agreement with Pershing, LLC. Any amounts receivable or payable to the clearing broker relates to the aforementioned transactions and is collateralized by the deposit held by the clearing broker.

Indemnifications - In the normal course of its business, the Company indemnifies clients in the event of improperly executed transactions by PPA Investments or its brokers. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

PPA INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and 2011

3. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in liabilities or assets, subject to timing differences. The Company recognizes and measures its tax liabilities in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Income tax expense (benefit) provisions are as follows:

	2012			2011		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ (1,498)	$ (1,498)	$ -	$ 1,688	$ -	$ 1,688
State	$ (599)	(599)	-	$ 689	-	689
Total	$ (2,097)	$ (2,097)	$ -	$ 2,377	$ -	$ 2,377

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2012, the Company had net capital of $185,585 which was $135,585 in excess of its required net of $50,000. The Company's ratio of aggregate indebtedness to net capital is 0.72564 to 1.

5. Employment Negotiations

As of the date of this audit report, the Company is involved in contract employment renewal negotiations with several of its primary independent brokers. Should the brokers not renew their contract with the Company, this will have a significant negative impact on the Company's financial results, including revenues, earnings and cash flows.

6. Related Party

Expense Sharing Agreement – The Company has an expense sharing agreement with First South Group, Inc., an affiliated company. The companies share certain expenses, such as employees, office space, insurance, telephone, computer equipment and other expenses. First South Group, Inc. has adequate resources independent of the broker-dealer to meet its obligations and the Company is not responsible for any of First South Group, Inc.'s obligations. The Company paid First South Group, Inc. $152,372 and $176,521 in 2012 and 2011, respectively, under this arrangement.

SCHEDULE 1

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2012

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	278,751
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable-Non allowable		74,039
Prepaid Expenses		7,177
Deferred Tax Asset		2,097
Income Tax Refund Recievable		1,660
Security Deposit		4,492
Subtotal Non Allowable Assets		89,465
Less: Haircut on money market		3,701
NET CAPITAL	$	185,585

Reconciliation with Company's compution (included in part II of Form X-17A-5) as of December 31 2012

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$	184,922
Audit adjustment for Tax Expense		663
Net Capital Per the Above	$	185,585

SCHEDULE 2

PPA INVESTMENTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2012

AGGREGATE INDEBTEDNESS		
Aggregate Indebtedness	$	134,669
TOTAL AGGREGATE INDEBTEDNESS	$	134,669
RATIO – Aggregate Indebtedness to Net Capital	$	0.72564
BASIC NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	185,585
Minimum Net Capital Requirement (See note A below) ($134,669 x 6 2/3% = $8,977)		50,000
EXCESS NET CAPITAL	$	135,585

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $50,000.

PPA INVESTMENTS, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2012

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2012.

The Company had no liabilities subordinated to the claims of creditors during 2012.

goldman & COMPANY, CPAS

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
PPA Investments, Inc
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of PPA Investments, Inc, as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing for the purpose of expressing on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 8, 2013

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
PPA Investments, Inc.
500 Colonial Center Parkway
Suite 600
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by PPA Investments, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating PPA Investments, Inc.'s compliance with the applicable instructions of the General Assessment and Reconciliation (Form SIPC-7). PPA Investments, Inc.'s management is responsible for the PPA Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on the SIPC-7 for the year then end, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an immaterial difference of $7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC
February 8, 2013

C:\Users\Russ Goldman\Documents\PPA Investments\2012 Audit\WTB & Report\AUP SIPC Assessment Reconciliation.doc

goldman & COMPANY, CPAS

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683